SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 30, 2009 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 30, 2009, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ Meeting approved by majority vote the appointment of the BONY and CRESUD S.A.C.I.F. y A. for them to approve and sign the minutes of the Shareholders’ Meeting.

2.	CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ Meeting approved by majority vote the documentation under consideration in the form it had been made available by the Board of Directors to the shareholders.

3.	CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote the activities carried out by the Board of Directors during the fiscal year under consideration.

4.	CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the activities carried out by the Supervisory Committee during the fiscal year under consideration.

5.	DISCUSSION AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED 06-30-09, WHICH SHOWED PROFITS IN THE AMOUNT OF $158,635,000. CONSIDERATION OF PAYMENT OF DIVIDENDS IN CASH AND/OR IN KIND IN AN AMOUNT OF UP TO 20% OF THE GROSS INCOME OF THE ITEM ENTITLED “OFFICE AND SUNDRY MATTERS” AS DEFINED IN NOTE 4 TO THE INCOME STATEMENT BY SEGMENT AS OF 06-30-09 OR UP TO 20% OF NET PROFITS AS OF 30.06.09, WHICHEVER IS HIGHER.

The Shareholders’ Meeting approved by majority vote that a deduction of 5% from the income for the year shall be made as legal reserve, and the payment of a cash dividend for up to the amount of Ps.31,727,000.

6.	CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS FOR THE FISCAL YEAR ENDED 06-30-09 IN THE AMOUNT OF $11,945,014- THAT IS, $3,812,601, (PESOS THREE MILLION EIGHT HUNDRED AND TWELVE

THOUSAND SIX HUNDRED AND ONE) IN EXCESS OF THE MAXIMUM AMOUNT EQUIVALENT TO FIVE PER CENT (5%) OF PROFITS WHICH WAS INCREASED IN COMPLIANCE WITH SECTION 261 OF LAW 19,550 AND THE REGULATIONS ISSUED BY THE ARGENTINE SECURITIES EXCHANGE COMMISSION, BY VIRTUE OF THE PROPOSED AMOUNT FOR ALLOCATION OF DIVIDENDS. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR APPROVAL OF BUDGET SUBMITTED BY THE AUDITING COMMITTEE.

The Shareholders’ Meeting approved by majority vote the compensation to be paid to the Board of Directors for the amount of Ps. 11,945,014 for the fiscal year ended June 30, 2009.-

7.	CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ Meeting approved by majority vote not to pay any compensation to the Supervisory Committee.

8.	NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF ANY.

The Shareholders’ Meeting approved by majority vote: (i) establish the number of directors in thirteen (13); (ii) and to appoint as Directors of Eduardo Sergio Elsztain (non independent under the terms of the resolution 400/CNV), Saúl Zang (non independent under the terms of the resolution 400/CNV), Cedric Bridger (independent under the terms of the resolution 400/CNV), Marcos Moises Fischman (non independent under the terms of the resolution 400/CNV), and Mauricio Wior (non independent under the terms of the resolution 400/CNV). All such appointments expire on June 30, 2012.

9.	APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Roberto MURMIS as Regular Syndics, and Sergio KOLACKZYK, Silvia Cecilia De FEO and Alicia Graciela RIGUEIRA as Alternate Syndics for a term of one fiscal year. All such of them independent under the terms of the resolution 400/CNV.

10.	APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS REMUNERATION.

The Shareholders’ Meeting approved by majority vote to appoint for thr fiscal year 2009/2010, the firms (i) PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, as certifying accountants, in behalf of Fabían Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, and, (ii) Abelovich Polano & Asociados, as

certifying accountants, in behalf of José Daniel Abelovich as Regular External Auditor and Marcelo Héctor Fuxman and Roberto Daniel Murmis both as Alternate External Auditors, delegating in the Board of Directors the determination of its remuneration

11.	UPDATING OF REPORT ON SHARED SERVICES AGREEMENT. APPROVAL OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ Meeting approved by majority vote the approval in all respects of all the issues informed and discussed in respect of the matter under consideration.

12.	TREATMENT OF AMOUNTS PAID AS INCOME TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS.

The Shareholders’ Meeting approved by majority vote that amount of Ps. 3,950,900.95 paid as Shareholders’ assets tax shall be assumed by the Company.

13.	CONSIDERATION OF AN INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAMME IN FORCE IN AN ADDITIONAL AMOUNT OF UP TO US$ 200,000,000 (OR THE EQUIVALENT THEREOF IN OTHER CURRENCIES) (THE “PROGRAMME”). DELEGATION OF POWERS TO THE BOARD OF DIRECTORS AND APPROVALS.

The Shareholders’ Meeting approved by majority vote the approval in all respects the increase in the amount of the Global Note Programme of all the issues informed and discussed in respect of the matter under consideration.

14.

CONSIDERATION OF THE CREATION OF A GLOBAL PROGRAMME FOR THE ISSUE OF SHORT TERM NOTES (VALORES REPRESENTATIVOS DE DEUDA DE CORTO PLAZO, “VCP”) IN THE FORM OF SIMPLE, NON-CONVERTIBLE NOTES, DENOMINATED IN PESOS, UNITED STATES DOLLARS OR IN ANY OTHER CURRENCY, WITH A COMMON, SPECIAL OR FLOATING SECURITY AND/OR ANY OTHER SECURITY, INCLUDING THIRD PARTY BONDS, SUBORDINATED OR UNSUBORDINATED, FOR A MAXIMUM OUTSTANDING AMOUNT AT ANY TIME THAT MAY NOT EXCEED THE EQUIVALENT IN PESOS TO US$ 50,000,000 (OR THE EQUIVALENT THEREOF IN ANY OTHER CURRENCIES) (THE “VCP PROGRAMME”). DELEGATION OF FULL POWERS TO THE BOARD OF DIRECTORS SO THAT, WITHIN THE MAXIMUM AMOUNT FIXED BY THE SHAREHOLDERS’ MEETING, IT MAY DETERMINE ANY OTHER CONDITIONS FOR THE PROGRAMME, AS WELL AS THE TIME FOR ISSUE AND FURTHER TERMS AND CONDITIONS FOR EACH SERIES AND TRANCHE OF NOTES TO

BE ISSUED UNDER THE PROGRAMME. CONSIDERATION OF THE APPLICATION FOR REGISTRATION OF THE COMPANY IN THE SPECIAL REGISTRY OF VCP’S ISSUERS. SUB-DELEGATION OF POWERS BY THE BOARD OF DIRECTORS OF THE COMPANY.

The Shareholders’ Meeting approved by majority vote the approval in all respects the creation of a Global Programme for the issue of short term notes (Valores Representativos de Deuda de Corto Plazo, “VCP”).

15.	CONSIDERATION OF THE GENERAL SPECIAL SPIN-OFF- MERGER BALANCE SHEET OF IRSA, GENERAL SPECIAL MERGER BALANCE SHEET OF PATAGONIAN INVESTMENT SA, HEREINAFTER “PAISA”; GENERAL SPECIAL SPIN-OFF – MERGER BALANCE SHEET OF PALERMO INVEST SA, HEREINAFTER, “PISA”; GENERAL SPECIAL SPIN-OFF-MERGER BALANCE SHEET OF INVERSORA BOLÍVAR SA, HEREINAFTER, “IBOSA”, SPECIAL SPIN-OFF BALANCE SHEET OF PISA AND SPECIAL SPIN-OFF BALANCE SHEET OF IBOSA; ALL OF THEM AS OF 06-30-09 AND THE REPORTS RENDERED BY THE SUPERVISORY COMMITTEE AND THE AUDITOR. CONSIDERATION OF THE PRELIMINARY MERGER AND SPIN-OFF/MERGER AGREEMENT EXECUTED WITH PAISA, PISA AND IBOSA AND FURTHER DOCUMENTATION. APPROVALS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE THE FINAL AGREEMENT.

The Shareholders’ Meeting approved by majority vote to adjourn the Shareholders´Meeting for the treatement of this section until November 27, 2009 at 1.00 pm.

16.	CONSIDERATION OF PAYMENT OF BONUS TO THE COMPANY’S MANAGEMENT OF UP TO 1% OF THE WORKING CAPITAL, EITHER IN CASH OR IN KIND. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS IN CONNECTION WITH IMPLEMENTATION, PERCENTAGE ALLOCATION, TIME AND TERMS OF PAYMENT.

The Shareholders’ Meeting approved by majority vote the distribution of up to 1% of the working capital, either in cash or in kind or a combination of both, and the delegation of powers to the Board of Directors in connection with its implementation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 3, 2009.